August 23, 2021

Via Edgar

Mr. Edwin Kim

Ms. Kathleen Krebs

Mr. Ryan Rohn

Mr. Craig Wilson

Office of Technology

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Re:	Lytus Technologies Holdings PTV. Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed June 15, 2021 File No. 333-254943

Ladies and Gentlemen:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated July 9, 2021 (the “Comment Letter”), to Lytus Technologies Holdings PTV. Ltd. (the “Company” or “Lytus Group”) with respect to the Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on June 15, 2021.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Registration Statement on Form F-1
Prospectus Summary, page 1

Amendment No. 1 to Registration Statement on Form F-1
Capitalization, page 34

1. We note your revised capitalization table in response to prior comment 4. Please address the following items;

●	Provide an additional bulleted item to disclose the items included in your Adjustments column. In addition, this column should be identified as Pro Forma, As Adjusted.
●	Revise your table to include the proceeds from this offering in your Pro Forma, As Adjusted column. Refer to Item 4 of Form F-1 and Instructions to Item 3.B of Form 20-F.
●	Provide disclosure to discuss the impact of a $1.00 increase (decrease) in your assumed initial public offering price.

Response:

In response to the Staff’s comments, we have updated the Registration Statement on page 34 as below:

	As of December 31, 2020
	Historical (unaudited)	Pro Forma		Pro Forma, As Adjusted
Cash and Cash Equivalents (* Proceeds, after all expenses)	100,254	27,474,993	(1)	27,575,247
Equity
1) Equity Share Capital	341,541	27,273	(2)	368,813
2) Other Equity	11,097,209	27,447,720		38,544,929
Total Lytus Equity	11,438,750	27,474,993		38,913,743
Noncontrolling interest	13,826	-		13,826
Total Equity	11,452,576	27,474,993		38,927,569
Total Capitalization	11,552,830	54,949,985		66,502,815

(1):	Expected Proceeds

	Per Share	Without Over-Allotment
Public offering price	$11.00	$29,999,992
Underwriter discount (7%)	$0.77	$2,099,999
Proceeds, before expenses	$10.23	$27,899,993
Non-accountable expense allowance	$0.11	$300,000
Proceeds, after non-accountable	$10.12	$27,599,993
Proceeds, after all expenses	$10.07	$27,474,993

(2):	New Investors: 2,727,272 shares x par value of our common shares of $ 0.01 per share = $27,273.

We have included the paragraph below to discuss the impact of a $1.00 increase (decrease) in our assumed initial public offering price on page 34 of the Registration Statement.

“A $1.00 increase (decrease) in the assumed public offering price of $11.00 per share would increase (decrease) the pro forma net tangible book value per share by approximately $0.06 and the dilution in pro forma net tangible book value per share to investors participating in this offering by $0.94 per share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, non-accountable expense allowance, and offering expenses payable by us.”

Key Factors For Our Performance, page 37

2. We have reviewed your response to prior comment 5. We note you have removed your number of subscribers as of March 31, 2020. Please include your number of subscribers as of March 31, 2020 and December 31, 2020 within your Number of Subscribers. In addition, we note you continue to disclose Net Surplus Rate as a percentage, but define it as an amount. Please revise to be consistent.

Response:

In response to the Staff’s comment, we have updated the Registration Statement on page 37 of the Registration Statement.

“The number of the subscribers as at the end of March 31, 2020 is 1,812,894 and as of December 31, 2020 is 1,930,443 .”

Further, we have amended the note on NSR as below:

“NSR of 39% refers to $ 15,759,393 shown at net levels as ‘Other Income’ as of March 31, 2020 and $ 11,121,687 as of December 31, 2020.”

Critical Accounting Policies

Trade Receivable, page 39

3. We have reviewed your response to prior comment 6. Please include more of the information provided in your response in your disclosure.

Response:

In response to the Staff’s comment, we have updated our disclosure on Trade Receivable on page 39 of the Registration Statement as under:

“The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

While we acknowledge that the current situation on the ground on account of the COVID-19 pandemic is grim, with the efforts currently implemented by the Indian government in conjunction with the U.S. and other countries, the number of new cases reported is already seeing a steady decline in major metro areas where most of the Company’s customers reside.

The Company’s business continues to be adversely affected by the COVID-19 crisis in India. However, we believe that steps implemented by the Company since the last lockdown in April 2020 and successive lockdowns thereafter, will enable the Company to keep the disruption caused by the COVID-19 pandemic to a minimum.

The Company does not expect the lockdown to cause any asset impairment. While we expect the lockdown to delay the collection processes from various offices in the country temporarily, there should be no impact on collectability of those payments from customers. In response to the current lockdown, the Company’s management has been in close communication with the Reachnet’s operational team to identify and address any impact to the business. Upon the relaxation of the lockdown, the Company will work expeditiously to resume normal functionality.

Given that Reachnet is an ongoing operations partner of Lytus India with respect to the telecasting business, the collectability of the amounts does not pose a significant risk for the following reasons:

1.	Reachnet is a licensed cable company and is regularly audited by the Ministry of Information and Broadcasting. These audits regularly confirm number of subscribers and subscriptions fees reported in the Nationwide SMS platform (Subscriber Management Platform);

2	The Management of the Company and Reachnet have implemented protocols requiring the finance teams of both companies to closely monitor the amounts receivable and payable providing relevant confirmations periodically;

3	To the extent that Reachnet is unable to collect or pay the amounts owed to the Company, the Company has the ability to set those amounts off against any future payments to Reachnet in conjunction with the ongoing operations of the company;

4	The Company has the ability to take legal action against Reachnet and or its directors for non-payment of dues owed to the Company. Under Indian law, remedies pursued against the management of Reachnet can be both civil remedies as well as remedies under the Indian Penal Code; and

5	Upon ending of the lockdown and reconciliation of all payments with Reachnet, the Company intends to implement a direct billing system with its customers so that it has better visibility and control over revenue streams from customers.

Please refer accounting policy relating to intangible asset on page F-56 for assumptions and estimates.

Impairment of property, plant and equipment and intangible assets excluding goodwill:

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.”

Assessment as to whether the trade receivables and other receivables from Reachnet are impaired

When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

COVID-19 pandemic and re-lockdown measures taken by the government of Maharashtra, India is of short-term nature and ought to have no impact on collectability of the $20.6 million Trade Receivable and $15.6 million Other Receivables due from DDC CATV and Reachnet respectively.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Effective April 2, 2021, the Indian Government in an effort to control the COVID-19 Pandemic has imposed lockdown in different parts of India, extending until the restriction is relaxed. As of date, the lockdown restriction is not relaxed. With the number of new COVID-19 cases stabilizing in the major metro areas, we expect the lockdown to be relaxed soon.   However, future lockdowns cannot be ruled out because of the nature of the pandemic.”

Going Concern, Liquidity and Capital Resources, page 41

4. Your response to prior comment 7 indicates that you "still have approximately 1.8 million subscribers that are regularly paying their monthly subscription fees." However, as discussed, the pandemic and lockdown have disrupted your operations since customers may be unable to make cash payments due to closures of office buildings and banks. Please clarify how your 1.8 million subscribers are able to regularly able to pay their monthly subscription fees in this environment. Disclose the percentage of your 1.8 million subscribers that pay by cash and whether any of those accounts are in arrears.   Discuss how you are able to verify the number of your paying customers in light of these challenges and the fact that you have not been directly billing subscribers or maintaining direct relationships with the local agents responsible for collecting subscription revenue from customers. Further, we note that the independent consultant's report and resolution on payments to and from Reachnet was due by the final day of the lockdown. Your prior disclosure indicated that the lockdown was scheduled to be relaxed on July 1, 2021. When the report is available, please update your disclosure accordingly.

Response:

The subscribers pay service fees in advance for the streaming services. The subscriber fee is collected through an independent agent as per the industry practice, i.e. through a local cable operator functioning in that locality. Presently, the Company is relying on the ability of Reachnet for collection of service fees. The service is terminated if the service fees are not received in advance.

The subscribers are recorded in the Subscribers Management System (SMS), a mandatory co-system with Conditional Access System (CAS) for streaming of services as per the directives issued by TRAI. SMS captures all details of the subscribers like name, address, and contact details, type of streaming device and bouquets / a-la-cartes as chosen by the subscribers. CAS receives all commands from the SMS. Once CAS receives command from the SMS, it entitles the streaming device thereby completing the transaction initiated by the streaming service operator. The platform is so designed that if encryption is violated (criminal offense as per regulation), any command that is initiated by SMS will not hit the streaming device through CAS. In effect, the network is completely protected and services cannot reach the subscribers without initiating the same through SMS and CAS.

The lockdown is extended in light of the third wave. However, the independent consultant is in pursuit to complete the assignment and upon completion, we will update our disclosures.

Corporate History, page 47

5. We have reviewed your response to prior comment 9 to include historical audited financial statements for the two most recent fiscal years and recent interim period for DDC. Please provide pro forma financial information to reflect the entity's acquisition of DDC. Refer to Article 11 of Regulation S-X.

Response:

We have added pro forma financial information in Exhibit 99.4 to the Registration Statement to reflect the entity’s acquisition of DDC.

Involvement in Certain Legal Proceedings, page 71

6. We note your discussion of a recent lawsuit involving your CEO Dharmesh Pandya and Nextecworks. Please clarify if Mr. Pandya is still affiliated with Nextecworks and if this entity has a relationship with the Lytus Group.

Response:

Mr. Dharmesh Pandya continues to be a shareholder of Nextecworks with no executive position and Nextecworks has no relation with the Company or its businesses.

Report of Independent Registered Public Accounting Firm, page F-3

7. We note your auditor refers to the year-end of Lytus Technologies Holdings PTV Ltd. as of March 18, 2020 and the period ended March 18, 2020. However, a balance sheet is not provided as March 18, 2020, and your financial statements currently show the predecessor period ending March 15, 2020. Please have your auditors revise or advise.

Response:

We have revised the auditor’s opinion to show the predecessor period ending March 15, 2020.

Note 3 - Other Income, page F-22

8. We have reviewed your response to prior comment 14. It continues to remain unclear to us why you have presented the US$15 million as other income. In this regard, we note your analysis in Annex D why you believe this transaction does not meet the performance obligations under IFRS 15. However, you disclose on page F-22 that as part of this agreement, you acquired the income entitlement rights. Refer to IFRS 15.BC52 - BC59. We further note your statement on page F-22, that "effective 1 April 2020, and thereafter, the income arising from the said contracts would be recognized as "Operating Revenue" and the customers would be billed directly by the Group." In consideration that this US$15 million is recognized as net and as Other Income prior to April 1, 2020 and then gross as Operating Revenue effective April 1, 2020, please explain in sufficient detail how you concluded this provides consistent presentation period over period. Refer to IAS 1.45.

Response:

We have reviewed our position and in order to maintain consistency, we have recognized income at net as “Other Income” for the period April 1, 2020 to December 31, 2020. The interim financial statements are revised to that extent.

Revenue, page F-49

9. Your response to prior comment 16, that your "disaggregated revenues are disclosed in the consolidated statements of operations" is unclear to us. In this regard, you currently present Operating revenue as a single line item in your statements of operations on pages F-5 and F-42. As such, we repeat our prior comment to disaggregate your revenue by source, noting that you have subscription revenues, carriage/placement/marketing incentive revenues, and advertising revenues. Refer to IFRS 15.114 and 115.

Response:

There is no operating revenue for the period ended March 31, 2020. However, for the period ended December 31, 2020, we have revised our disclosure on page F-42.

Operating revenue
Subscription Income	$834,722
Carriage Fees	170,425
Advertisement Income	40,136
Placement Fees	26,180
Fiber Lease Charges	51,330
Telemedicine service fees	306,233
Others	35,339
Total revenues	$1,464,364

Note 6 - Trade Receivables, page F-61

10. We have reviewed your response to prior comment 17 clarifying the nature of trade receivables and other receivables. We further note your disclosure on page F-22 that revenue from the acquired customers in the Reachnet agreement are recognized as "other income" and effective April 1, 2020 and thereafter, the income from the said contracts will be recognized as operating revenue. Tell us how you considered your current trade receivables and other receivables presentation as consistent period over period. Refer to IAS 1.45.

Response:

As per the above response, we have reviewed our position and in order to maintain consistency, we have recognized receivables as “Other Receivable” for the interim period ended December 31, 2020. The financial statements have been revised to that extent.

Note 17 - Equity, page F-66

11. We have reviewed your response to prior comment 18 and note you continue to show 33,854,062 shares issued during the interim period ended December 31, 2020. Expand your disclosure in Note 17 to clarify the nature of this issuance, as well as including the information provided in your response. Refer to IAS 1.79(a).

Response:

Mr. Dharmesh Pandya, the then sole shareholder of the Company, has subscribed to these shares and held 33,854,062 common shares of the Company. Refer to Note 18 on page F-67 wherein it is stated that Mr. Pandya has later transferred unconditionally an aggregate of 5,311,484 common shares to various persons, resulting in his current holding of 26,221,207 common shares of the Company (including 2,621,371 shares held by Lytus Trust).

If you have any questions, please do not hesitate to contact the undersigned at dharmesh.pandya@lituustech.in, or Panjwani, M. Ali of Pryor Cashman LLP, outside counsel to the Company, at Ali.Panjwani@PRYORCASHMAN.com (Tel: 212-326-0820).

Very truly yours,

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya Chief Executive Officer

cc:	M. Ali Panjwani, Esq.